SC 13G/A
kenneth.miller@yale.edu
1
NASDAQ

0000809246
TRANSPORT CORPORATION OF AMERICA, INC.
41-1386925


KENNETH R. MILLER
(203) 432-5761


0000938582
eqed9jp@


SC 13G/A


SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No. 2

TRANSPORT CORPORATION OF AMERICA, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

89385P-10-2
(CUSIP Number)

Check the appropriate box to designate the rule purusant to which this Schedule is filed:
[X]  Rule 13d-2(b)

1)   Name and I.R.S. Identification No. of Reporting Person:

     Yale University
     I.R.S. Number 06-0646973-N

2)   Check the Appropriate Box if a Member of a Group:

     (a)  (Not Applicable)
     (b)  (Not Applicable)

3)   SEC Use Only

4)   Citizenship or Place of Organization:

     Yale University is a Connecticut corporation.

Number of Shares         (5)  Sole Voting Power  - 0
Beneficially Owned by
Each Reporting           (6)  Shared Voting Power - 50,850
Person With:
                         (7)  Sole Dispositive Power  - 0

                         (8)  Shared Dispositive Power - 50,850

9)   Aggregate Amount Beneficially Owned by Each Reporting Person: 50,850

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
     (Not  Applicable)

11)  Percent of Class Represented by Amount in Row (9):  0.8%

12)  Type of Reporting Person:  EP



Item 1.

     (a)  Name of Issuer:

          TRANSPORT CORPORATION OF AMERICA, INC. (the "Company")

     (b)  Address of Issuer's Principal Executive Office:

          Transport Corporation of America, Inc.
	  1715 Yankee Doodle Road
	  Eagan, MN 55121

Item 2.

     (a)  Name of Person Filing:

          Yale University

     (b)  Address of Principal Office:

          Yale University
          Investments Office
          55 Whitney Avenue, 5th Floor
          New Haven, CT 06510-1300
          Attn:  Kenneth R. Miller, Associate General Counsel

     (c)  Citizenship:

          Yale University is a Connecticut corporation.

     (d)  Title of Class of Securities:

          Common Stock

     (e)  CUSIP Number:

          89385P 10 2

Item 3.

If this statement is filed pursuant to rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

.. . . .

(f)  [X]  . . . Endowment Fund; see section 240.13d-1(b)(1)(ii)(F).

.. . . .

Item 4.   Ownership:

     (a)  Amount Beneficially Owned (within the meaning of Rule 13d-3
          under the Exchange Act):            50,850

     (b)  Percent of Class:   0.8%

     (c)  Number of Shares as to which such person has:

          (i)   sole power to vote or to direct the vote:
                0

          (ii)  shared power to vote or to direct the vote:
                50,850

          (iii) sole power to dispose or to direct the disposition of:
                0

          (iv)  shared power to dispose or to direct the disposition of:
                50,850

          The shares of the common stock of the issuer reported as beneficially owned by the Reporting Person within the meaning of Rule 13d-3 under the Exchange Act include 48,500 shares held of record by the Yale University Retirement Plan for Staff Employees ("YURPSE"), which has shared power to direct the vote or disposition of such shares, in an externally managed account terminable on notice of 60 days or less. YURPSE is a noncontributory, defined benefit plan for staff employees. The Reporting Person disclaims beneficial ownership of the shares of common stock held by YURPSE.

Item 5.   Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [X].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

          (Not Applicable)

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

          (Not Applicable)

Item 8.   Identification and Classification of Members of Group:

          (Not Applicable)

Item 9.   Notice of Dissolution of Group:

          (Not Applicable)

Item 10.  Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired amd are not held for the purpsoe of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 7, 2005

                         /s/ David F. Swensen
                         Name:     David F. Swensen
                         Title:    Chief Investment Officer